UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

Amendment No. 3

NEW ALBERTSON’S, INC.

(Name of Subject Company (Issuer))

NEW ALBERTSON’S, INC. (Issuer)

SUPERVALU INC. (Offeror)

(Names of Filing Persons)

7.25% Hybrid Income Term Security Units (HITS)

(Title of Class of Securities)

013104 20 3

(CUSIP Number of Class of Securities)

John P. Breedlove, Esq.

Vice President, Business Law and Corporate Secretary

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

(952) 828-4000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

COPIES TO:

Gary L. Tygesson, Esq. Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, MN 55402 (612) 340-2600	Robert Evans III, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,169,956,860	$125,186

*	Estimated solely for the purpose of calculating the amount of the filing fee and based on the product of (i) $25.45, the average high and low prices per unit of the 7.25% Hybrid Income Term Security Units (the “HITS”) in the form of Corporate Units as reported on the New York Stock Exchange on October 18, 2006 and (ii) 45,970,800, which represents the maximum number of Corporate Units sought in the tender offer.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 and equals $107.00 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $125,186	Filing Party: New Albertson’s, Inc. SUPERVALU INC.

Form or Registration No.: Schedule TO	Date Filed: October 23, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) relates to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2006 by SUPERVALU INC., a Delaware corporation (“SUPERVALU”), and New Albertson’s, Inc., a Delaware corporation and wholly owned subsidiary of SUPERVALU (“New Albertson’s”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission by SUPERVALU and New Albertson’s on October 31, 2006 and by Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO filed with the Commission by SUPERVALU and New Albertson’s on November 3, 2006 (collectively, the “Schedule TO”), in connection with SUPERVALU’s offer (the “Offer”) to purchase for cash each validly tendered and accepted 7.25% Hybrid Income Term Security Unit (each, a “Unit” and collectively, the “Units”) in the form of a Corporate Unit (each, a “Corporate Unit” and collectively, the “Corporate Units”) of New Albertson’s at a purchase price of $25.22 in cash per Corporate Unit upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), filed as exhibits to the Schedule TO. The Offer will expire at 12:00 midnight, New York City time, on November 20, 2006 (such date and time, as the same may be extended, the “Expiration Date”), unless extended or earlier terminated by SUPERVALU.

This Amendment No. 3 is being filed by SUPERVALU and New Albertson’s to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 3 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Exchange Act.

The information set forth in the Offer to Purchase, and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

2

Schedule 13E-3, Item 8.    Fairness of the Transaction.

Schedule 13E-3, Item 8 of the Schedule TO is hereby amended and supplemented as follows:

The following new sentence has been added to the end of the last paragraph (as added by Amendment No. 2) of the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” on page 35 of the Offer to Purchase:

“Accordingly, the foregoing discussion of the factors considered by SUPERVALU relating to the fairness of the Purchase Price and the procedural fairness of the Offer are hereby expressly adopted by New Albertson’s.”

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2006	NEW ALBERTSON’S, INC.

	By:	/s/ Sherry M. Smith
	Name:	Sherry M. Smith
	Title:	Senior Vice President/Finance

SUPERVALU INC.

	By:	/s/ Sherry M. Smith
	Name:	Sherry M. Smith
	Title:	Senior Vice President/Finance

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 23, 2006.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Registered Holders and Depository Trust Company Participants.*

(a)(1)(E)	Form of Letter to Clients.*

(a)(1)(F)	Form of Letter to Holders of Corporate Units.*

(a)(2)	None.

(a)(3)	Offer to Purchase, dated October 23, 2006 (filed as Exhibit (a)(1)(A) above).*

(a)(4)	None.

(a)(5)	Press release issued by SUPERVALU on October 23, 2006.*

(a)(5)(A)	Press release issued by SUPERVALU on October 31, 2006.**

(a)(5)(B)	Press release issued by SUPERVALU on November 3, 2006.***

(b)	Credit Agreement, dated June 1, 2006, by and among SUPERVALU, The Royal Bank of Scotland PLC, Bank of America, Citibank, Rabobank International, Cobank, ACB, U.S. Bank National Association, and Various Financial Institutions and Other Persons from Time to Time Parties Hereto (incorporated herein by reference to Exhibit 4.1 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(c)	None.

(d)(1)	Indenture, dated as of May 1, 1992, between Old Albertson’s and Morgan Guaranty Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of Old Albertson’s (File No. 333-41793) filed with the Securities and Exchange Commission on December 9, 1997).

(d)(2)	Supplemental Indenture No. 1, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as trustee.*

(d)(3)	Supplemental Indenture No. 2, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as successor trustee (incorporated by reference to Exhibit 4.9 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(4)	Purchase Contract Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as purchase contract agent.*

(d)(5)	First Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Old Albertson’s, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.10 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(6)	Second Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.11 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(7)	Third Supplement to the Purchase Contract Agreement, dated as of June 2, 2006, among New Albertson’s, SUPERVALU and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.12 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 23, 2006.

**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on October 31, 2006.

***	Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on November 3, 2006.

Exhibit Number	Description
(d)(8)	Pledge Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediaries, and purchase contract agent.*

(d)(9)	First Supplement to the Pledge Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediaries, and purchase contract agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(10)	Remarketing Agreement, dated as of May 7, 2004, among Old Albertson’s, Banc of America Securities LLC, as remarketing agent, and U.S. Bank Trust National Association, as purchase contract agent.*

(d)(11)	Assignment and Assumption Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and Banc of America Securities LLC, as remarketing agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(f)	None.

(g)	None.

(h)	None.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 23, 2006.

**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on October 31, 2006.

***	Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on November 3, 2006.